Stephen A. Riddick
Tel. 202.533.2338
Fax 202.331.3101
riddicks@gtlaw.com
October 11, 2005
VIA EDGAR AND BY HAND DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Maryse Mills-Apenteng
Mail Stop 4561

Re:	Vocus, Inc. Amendment No. 3 to Form S-1 Filed on September 9, 2005 File No. 333-125834
Dear Ms. Mills-Apenteng:
     On behalf of Vocus, Inc. (the “Company”), enclosed please find Amendment No. 4 to the Company’s Registration Statement on Form S-1 initially filed on June 15, 2005 and subsequently amended on June 30, 2005, August 5, 2005 and September 9, 2005. Amendment No. 4 to Form S-1 is marked to show changes from Amendment No. 3 to Form S-1.
     On behalf of the Company, we submit the following responses to the comments contained in the letters of comment of the Commission staff (the “Staff”) dated September 30, 2005. To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Staff’s comment letters.
Summary
1.	See prior comment 2. Please expand the disclosure to expressly state, in connection with your first reference to the $59 billion budgetary estimate, that such amount does not represent the size of the market for your solutions, which you estimate to be at $2 billion.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.

Securities and Exchange Commission
October 11, 2005

Management’s Discussion and Analysis
2.	See prior comment 6. We note your revised disclosure on page 27 to the effect that price increases have ranged from 5 to 10% since 2003 and your supplemental response that you do not consider price increases to have been a contributing factor to revenue growth specifically for the year ended December 31, 2004 or the six months ended June 30, 2005. Price increases of 10% appear to be significant and should be discussed in the periods in which they occurred. Moreover, because you experienced material increases in revenues for each of the periods presented, a narrative discussion of the impact of changes in price versus volume should be provided for each relevant period. Please tell us why you are unable to make reasonable assumptions you could disclose that would enable you to estimate the effect the price changes had on your revenues.
     Response: The Company has revised the disclosure to discuss the effect of price increases in each of the periods presented.
3.	We note your response letter describing various limitations on your ability to quantify the extent to which changes in revenue are due to changes in prices or volumes sold. The fact that your prices charged vary depending on the subscription terms and that you offer discounts and incentives does not preclude you from comparing prices from one period to the next. Please revise your MD&A consistent with the above.
     Response: As noted above, the Company has revised the disclosure to discuss the effect of price increases in each of the periods presented.
Business
4.	See prior comment 9. We do not consider $4,500 to be a nominal cost. If you continue to include market estimates attributed to a third party in your registration statement, obtain a consent from IDC and file the consent as an exhibit. See Rule 436(a). Alternatively, we will not object if you remove the reference to IDC and revise the disclosure to express the statements as Vocus’ views, based on its market research and analysis.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment to express the statements as Vocus’ views, based on its market research and analysis.
5.	We note the added disclosure on page 47 regarding the data license agreements filed as exhibits to the registration statement. Please disclose in more precise terms

Securities and Exchange Commission
October 11, 2005

here and elsewhere as discussed in the prospectus what portion of your acquired third-party content you replaced with content developed internally in 2005. Also disclose whether you consider any of these suppliers to be single source suppliers the loss of whom would substantially affect your business.
     Response: The Company supplementally advises the Staff that it estimates that approximately 60% of the individual records currently included within its information database were internally-developed. However, the Company does not believe that this estimate is meaningful to investors, because the records included with the database are of varying sizes and because the information within the database is updated and replaced on a continuous basis. Moreover, for competitive reasons the Company would prefer not to broadly disclose the percentage of its database which is internally-developed.
     The Company has revised the disclosure to indicate its belief that none of the third-party suppliers of content are single source suppliers, the loss of whom would substantially affect the Company’s business.
Underwriting
6.	We note that the underwriters have reserved shares for sale directly to employees and other persons designated by you. See page 68. Supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications or funds are received by the underwriter or the company. How do the procedures for the directed share program differ from the procedures for the general offering to the public?
     Response: The Company supplementally advises the Staff that, at the request of the Company, the underwriters have reserved a limited number of shares of common stock (the “Shares”) for sale to certain business partners and friends of directors, officers and employees of the Company (“Invitees”) through a Directed Share Program (the “Program”) to be conducted by Thomas Weisel Partners LLC (“TWP”). The Company will provide TWP with names and addresses of Invitees and the maximum number of Shares reserved for such Invitee. Invitees will be invited to participate in the Program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

Securities and Exchange Commission
October 11, 2005

     Print and Mail Method — Based upon information provided by the Company, as soon as the Preliminary Prospectus is available and no later than two weeks before the pricing, TWP will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from TWP, a letter from the Company describing the Program and its mechanics (the “CEO Letter”), a copy of the preliminary prospectus, a Participant Information/Expression of Interest Form (“EOI”), NASD Questionnaire, a series of Frequently Asked Questions along with the answers to those questions, and a TWP New Account Form (collectively, the “Booklet”).
     In addition to explaining the mechanics of the Program, the CEO Letter contains the legend set forth in Rule 134 and states (i) Invitees are under no obligation to purchase Shares and are not guaranteed inclusion in the Program, (ii) no offer to buy Shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective (such date, the “Effective Date”), and (iii) offers to buy can be withdrawn or revoked prior to notice of acceptance after the Effective Date.
     If the Invitee is interested in reserving Shares through the Program, he or she is directed to return the completed EOI, NASD Questionnaire and TWP New Account Form to TWP by a specified date. Once the Invitee has returned such completed forms to TWP, and assuming that there is no regulatory impediment to their participation in the Program under Conduct Rule 2790, the Invitee’s personal information and the maximum number of Shares in which the Invitee has expressed an interest are forwarded to a TWP representative who will contact the Invitee to assist in opening a TWP account to allow for purchase of the Shares.
     Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of Shares which will be made available to the Invitees. This allocation is made in the sole discretion of the Company. The final allocation spreadsheet from the Company is due to TWP three days before pricing and the Company will provide TWP with list of restricted participants and any lock-up information.
     Once the Registration Statement has been declared effective and the public offering price of the Shares has been determined, a TWP representative contacts the Invitee, and informs the Invitee of the public offering price and the maximum number of Shares which the Company has determined that he or she may purchase. The Invitee is then asked whether he or she wishes to purchase Shares at that price, and if so, how many Shares. The Invitee may decline to purchase Shares, agree to purchase Shares but specify a lesser number of Shares than the maximum number set by the Company, or purchase the maximum number of Shares. All calls to the Invitees must be done by 7:00 p.m. of the pricing date (according to the Invitee’s time zone) or the following morning before the

Securities and Exchange Commission
October 11, 2005

Company’s stock opens for trading. If the TWP representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. Allocation of Shares not verbally confirmed by Invitees will be subject to re-allocation by the Company on the pricing date and all Shares will be allocated by the end of trading day.
     If the Invitee agrees to purchase Shares, a copy of the final prospectus is sent by mail to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee is handled the same way as any other sale of the Shares to any purchaser in the public offering. Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed their indication of interest after the pricing of the offering. Unpaid Shares will be withdrawn from Invitee’s account on the settlement date. TWP will provide the Company with final list of Invitees with allocation and their activities after the initial public offering.
     Under normal circumstances, Invitees are not subject to a lock-up as a condition of their participation in the Program. However, certain individuals may be required, as a condition to their purchase of Shares, to agree in writing not to offer, sell, or otherwise dispose of their Shares for a period of not less than three months after the date of the public offering.
     Print Suppression (E-mail) Method — Under this method, the Company will provide to TWP a list of Invitees, along with their e-mail addresses and the maximum number of Shares in which each such person may invest. TWP will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen. The log-in screen would contain, among other things, the legend set forth in Rule 134. The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.
     The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of Shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering. The Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the “prospectus” button. Other procedures are consistent with procedures utilized if the Program were being conducted according to the Print and Mail method.

Securities and Exchange Commission
October 11, 2005

Vocus, Inc. and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page F-13
7.	We note your reference to a third-party valuation used to estimate the fair value of your common stock in the Gnossos acquisition. In addition, we note the reference on page 29 to third-party valuations used to estimate the fair value of your common stock. Tell us what consideration you gave to identifying the valuation specialist and including the expert’s consent pursuant to Section 436(b) of Regulation C.
     Response: The Company has revised the disclosure to remove the references to third-party valuations.
* * * * *
     Please do not hesitate to call me at (202) 533-2338 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.
Very truly yours,

Stephen A. Riddick

cc:     hard Rudman